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[LOGO -- INTERTAPE POLYMER GROUP]

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                   Pursuant to Rule 13a -- 16 or 15d -- 16 of
                      the Securities Exchange Act of 1934

Intertape Polymer Group Inc. Announces Further Expansion In Mexico And Acquires
                      The Professional Manufacturing Group

                          INTERTAPE POLYMER GROUP INC.

          110E MONTEE DE LIESSE, ST. LAURENT, QUEBEC, CANADA, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

        Form 20-F   X                                  Form 40-F   ___

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes   ___                                      No   X
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 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

February 2, 2001

                                          By:    /s/ ANGELA MASSARO-FAIN
                                            ------------------------------------
                                            Angela Massaro-Fain
                                            Advertising and Investor Relations
                                              Manager
                                            Intertape Polymer Group Inc.
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February 2, 2001                                               NYSE SYMBOL:  ITP
                                                             T.S.E. SYMBOL:  ITP



                          INTERTAPE POLYMER GROUP INC.
                           ANNOUNCES FURTHER EXPANSION
                             IN MEXICO AND ACQUIRES
                      THE PROFESSIONAL MANUFACTURING GROUP

Montreal, Quebec, Canada, February 2, 2001 - Intertape Polymer Group Inc. (NYSE and TSE: ITP) a leader in the packaging industry, confirmed today that it finalized the acquisition of the Professional Manufacturing Group (PMG) of Piedras Negras, Mexico. PMG has been an exclusive contract packager of Flexible
Intermediate Bulk Containers (FIBCs) for IPG since February 2000. Terms of the agreement were not disclosed. The new entity will operate as Intertape Polymer
Group(TM) Mexico.

The new 65,000 square foot facility is located 150 miles Southwest of San
Antonio, Texas in an Industrial Park with adjacent buildings that allow for additional growth.

Commenting on the announcement, Melbourne F. Yull, Intertape Polymer Group
Inc.'s Chairman and Chief Executive Officer said "The increase in Mexican operations along with the previously announced closure of our Augusta, Georgia facility reflects our continuing plan to increase FIBC production from lower cost sources."

Mr. Yull also stated "I feel that the transfer of this production is the right solution for our customers and with expanded use of our own woven coated fabrics in the manufacture of FIBCs, IPG will improve its profitability during 2001."

Mr. Jim Bob Carpenter, President of IPG's Woven Products Group added, "During the last twelve months IPG has focused on continued operating improvements. PMG provided the opportunity to acquire both manufacturing and management expertise in a Mexican based sewn products operation. These benefits along with a recent manufacturing partnership in Matamoros, Mexico and our existing manufacturing contractor in San Luis Potosi, Mexico will enable Intertape Polymer Group to significantly improve its service level on current products and remain on target to meet its sales growth."

In addition, the Company launched two new FIBC products, which should become the benchmark for superior methods of dry bulk shipping. Pallet-Free(TM) a revolutionary patent-pending FIBC features reusable fork-lift bottom channels, eliminating the need for a pallet and providing the customer with up to a 20% cost savings. New NOVA-STAT(TM) is a patent-pending static-dissipative FIBC used in applications where a high probability of an explosion hazard is possible.
Superior to any other product in the FIBC market, Nova-Stat(TM) dissipates electrostatic charges to a point that will not allow an explosive discharge.
Both of these products provide access to new higher margin markets that require specialty high performance bags.
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Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company was founded in 1981 and is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty
North American and European locations.

FOR FURTHER INFORMATION CONTACT:           Melbourne F. Yull
                                           Chairman and Chief Executive Officer
                                           Intertape Polymer Group Inc.
                                           Tel: (514) 731-0731
                                           E-mail: itp$info@intertapeipg.com
                                           Web: www.intertapepolymer.com
                                                www.pallet-free.com

THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES
EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS
AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE
PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING
STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

     - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

     - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

     - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

     - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

     The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.